EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31, 2014		Year Ended December 31,
			2013		2012		2011		2010		2009
Earnings(1):
Net Income from continuing operations before income taxes, discontinued operations and cumulative effect of accounting change	$1,692		$5,343		$4,553		$4,459		$4,038		$3,310
Interest expense(2)(3)	329		1,287		1,363		1,324		1,279		1,523
Amortization of capitalized interest	—		1		1		1		1		2
Portion of rents representative of an interest factor(4)	42		147		164		148		140		178
Adjustment for equity earnings or losses of investee companies that are 50% or less owned on a voting basis, net of cash distributions	41		226		188		86		(29)		48

Total earnings	$2,104		$7,004		$6,269		$6,018		$5,429		$5,061

Fixed Charges(1):
Interest expense(2)(3)	$329		$1,287		$1,363		$1,324		$1,279		$1,523
Capitalized interest	2		6		5		4		2		1
Portion of rents representative of an interest factor(4)	42		147		164		148		140		178

Total fixed charges	$373		$1,440		$1,532		$1,476		$1,421		$1,702

Ratio of earnings to fixed charges	5.6	x	4.9	x	4.1	x	4.1	x	3.8	x	3.0	x

(1)	Earnings and fixed charges include 100% of amounts related to unconsolidated subsidiaries for which the Company holds more than 50% of the voting interests.
(2)	Interest expense excludes accrued interest on uncertain tax positions that is included in income tax expense.
(3)	For the three months ended March 31, 2014 and the year ended December 31, 2013, 2012, 2011, 2010, and 2009, amounts include $0 million, $0 million, $0 million, $0 million, $0 million, and $218 million, respectively, related to discontinued operations.
(4)	For the three months ended March 31, 2014 and the year ended December 31, 2013, 2012, 2011, 2010, and 2009, amounts include $0 million, $0 million, $0 million, $0 million, $0 million, and $29 million, respectively, related to discontinued operations.